UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BioFuel Energy Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
09064Y109
(CUSIP Number)
Thomas J. Edelman 667 Madison Avenue, 4th Floor New York, NY 10065 Tel.: (212) 371-1117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 15, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  09064Y109

1	NAMES OF REPORTING PERSONS THOMAS J. EDELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) NOT APPLICABLE
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 407,500 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 2,500 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 407,500 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 2,500 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS 410,000 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)1 7.5% OF THE AGGREGATE OUTSTANDING SHARES OF COMMON STOCK
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1  As of August 7, 2013, the Issuer had 5,443,292 shares of Common Stock outstanding (exclusive of 40,481 shares held in treasury), based upon information provided in the Issuer’s most recent Form 10-Q, filed August 13, 2013.

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SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (this “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”) of BioFuel Energy Corp., a Delaware corporation (the “Issuer”), 1600 Broadway, Suite 2200, Denver, CO 80202, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007 (the “Original 13D”), as amended by Amendment No. 1, filed with the Commission on March 23, 2011 (the “First Amendment”), Amendment No. 2, filed with the Commission on November 28, 2011 (the “Second Amendment”), and Amendment No. 3, filed with the Commission on August 30, 2012 (the “Third Amendment”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D, the First Amendment, the Second Amendment or the Third Amendment, as applicable.

This Amendment is being filed by Thomas J. Edelman (the “Reporting Person”).

The Reporting Person is filing this Amendment in connection with the disposition by the Reporting Person of securities of the Issuer beginning on September 26, 2013.  All of the Reporting Person’s holdings as of the date hereof and all acquisitions, dispositions and sales of the Issuer’s securities since the date of the Third Amendment are reported herein.  This Amendment is being filed to amend Item 5 as follows:

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated as follows:

(a)           As of August 7, 2013, the Issuer had 5,443,292 shares of Common Stock outstanding (exclusive of 40,481 shares held in treasury), based upon information provided in the Issuer’s most recent Form 10-Q, filed August 13, 2013.  As of the date of this Amendment, the Reporting Person beneficially owns 410,000 shares of the Issuer’s Common Stock, representing approximately 7.5% of the Common Stock issued and outstanding.

Item 5(b) is hereby amended and restated as follows:

(b)           The Reporting Person has the sole power to vote and dispose of 407,500 shares of the Issuer’s Common Stock.  The Reporting Person shares the power to vote and dispose of 2,500 shares of the Issuer’s Common Stock with his spouse.

Item 5(c) is hereby amended and restated as follows:

(c)           The transactions in the Issuer’s securities effected since August 30, 2012 by the Reporting Person are listed in Annex A attached hereto and made a part hereof.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2013

	By:	/s/ Thomas J. Edelman
Thomas J. Edelman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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Annex A

DATE	ACQUISITION OR DISPOSITION/SALE	NUMBER OF SHARES OF COMMON STOCK	AVERAGE PRICE PER SHARE	HOW TRANSACTION WAS EFFECTED
9/26/13	Sale	7,493	$3.85	Open-market sale
9/27/13	Sale	3,056	$3.81	Open-market sale
9/30/13	Sale	7,821	$3.73	Open-market sale
10/01/13	Sale	250	$3.75	Open-market sale
10/02/13	Sale	30,000	$3.71	Open-market sale
10/03/13	Sale	5,000	$3.65	Open-market sale
10/15/13	Sale	33,880	$3.45	Open-market sale

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